FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

FOR IMMEDIATE RELEASE

COEUR TO RECOMMENCE TENDER OFFER TO SHAREHOLDERS OF WHEATON RIVER

     Coeur d’Alene, Idaho, August 18, 2004 — Coeur d’Alene Mines Corporation (NYSE:CDE) announced that in view of the delay encountered in mailing Coeur’s offer to Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT) shareholders in Canada, Coeur has terminated the offer previously mailed to United States shareholders of Wheaton River. Coeur expects to recommence its offer and mail new offer documents to all Wheaton shareholders in the United States and Canada simultaneously next week. This will allow completion of the offer by the end of September. The terms and conditions of the new offer will be unchanged, except that the expiration date of the new offer will be set to a date not less than 35 days from commencement in Canada and is expected to be September 30, 2004.

     As of the close of business on August 17, 2004, 3,188,420 shares had been tendered pursuant to Coeur’s offer. In connection with the termination and planned recommencement of the offer in the United States, any Wheaton shares previously tendered will be returned promptly to tendering shareholders and thus will need to be re-tendered in accordance with the new offer materials if such shareholders desire to tender their shares in the offer.

     Coeur also announced that it has filed its Quarterly Report on Form 10-Q for the six months ended June 30, 2004, and amended reports for the quarter ended March 31, 2004 and the years ended December 31, 2003 and 2002 to reflect the restatement of results of operations for those periods. The amended reports reflect an increase in revenues and reduction of net loss by approximately $0.4 million for 2002, $0.8 million for 2003 and $1.3 million for the first quarter of 2004 from the amounts previously reported.

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase will be made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO and will file the offer materials mailed to shareholders of Wheaton River in Canada with Canadian securities regulators. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, THE OFFER AND CIRCULAR WHEN MAILED TO CANADIAN SHAREHOLDERS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov (for materials filed with the SEC) and on SEDAR, www.sedar.ca (for materials filed with Canadian securities regulators). In addition, you may obtain offer materials and any related proxy statement/prospectus (as they become available) and the other documents filed by Coeur with the SEC and the Canadian securities regulators by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Judith Wilkinson / Matthew Sherman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500